ContraFect Corporation 28 Wells Avenue, Third Floor, Yonkers, New York 10701 (914) 207-2300

July 24, 2014

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549-4561

Re:	ContraFect Corporation (the “Company”)

Registration Statement on Form S-1

File No. 333-195378

Requested Date: July 28, 2014

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ContraFect Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-195378) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Shearman & Sterling LLP, by calling JD DeSantis at (212) 848-5085.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

CONTRAFECT CORPORATION

By:	/s/ Julia P. Gregory
Name:	Julia P. Gregory
Title:	Chief Executive Officer

cc:	Dr. Barry Kappel, ContraFect Corporation

Michael Messinger, ContraFect Corporation

JD DeSantis, Shearman & Sterling LLP